Exhibit (a)(1)(D)

BROOKS AUTOMATION, INC.

OFFER TO PURCHASE FOR CASH BY

BROOKS AUTOMATION, INC.

UP TO 6,060,000 SHARES OF ITS COMMON STOCK

(INCLUDING ASSOCIATED STOCK PURCHASE RIGHTS)

AT A PURCHASE PRICE NOT GREATER THAN $19.00

NOR LESS THAN $16.50 PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,

NEW YORK CITY TIME ON JUNE 28, 2007, UNLESS THE OFFER IS EXTENDED.

BROOKS AUTOMATION, INC. MAY EXTEND THE OFFER PERIOD AT ANY TIME.

June 1, 2007

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

Brooks Automation, Inc., a Delaware corporation (“Brooks”), is offering to purchase for cash up to 6,060,000 shares of its common stock, par value $0.01 per share, including the associated stock purchase rights (the “rights”) issued under the Rights Agreement dated as of July 23, 1997, between Brooks and EquiServe Trust Company, N.A. (as successor to BankBoston, N.A.), as Rights Agent, as amended, at a price not greater than $19.00 nor less than $16.50 per share, net to the seller in cash, without interest, as specified by shareholders tendering their shares. Unless the context otherwise requires, all references to shares shall refer to the common stock of Brooks and shall include the rights; and a tender of the shares will constitute a tender of the rights.

Given the prices specified by tendering shareholders and the number of shares tendered and not properly withdrawn, Brooks will select the lowest purchase price between $16.50 and $19.00 net per share in cash, without interest, that will enable it to purchase 6,060,000 shares, or, if a lesser number of shares are properly tendered, all shares that are properly tendered. All shares acquired in the offer will be purchased at the same price.

Brooks’ offer is being made upon the terms and subject to the conditions set forth in its Offer to Purchase, dated June 1, 2007, and in the related letter of transmittal which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the offer.

Only shares properly tendered at prices equal to or below the purchase price and not properly withdrawn will be purchased. However, because of the proration provisions described in the Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than 6,060,000 shares are properly tendered. All shares tendered and not purchased, including shares tendered at prices above the purchase price and shares not purchased because of proration or the conditional tender procedures, will be returned at Brooks’ expense as soon as practicable following the expiration date.

Brooks reserves the right, in its sole discretion, to purchase more than 6,060,000 shares pursuant to the offer, subject to applicable law.

The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions described in the offer to purchase.

Upon the terms and conditions of Brooks’ offer, if more than 6,060,000 shares are properly tendered at prices equal to or below the purchase price and not properly withdrawn, Brooks will purchase, subject to the conditional tender procedures described in Section 6 of the Offer to Purchase, all shares properly tendered at prices equal to or below the purchase price, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares.

For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

•	Offer to Purchase, dated June 1, 2007;

•

letter that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with space provided for obtaining those clients’ instructions with regard to the tender offer;

•	letter of transmittal for your use and for the information of your clients (together with accompanying instructions and Substitute Form W-9);

•

notice of guaranteed delivery to be used to accept the offer if the share certificates and all other required documents cannot be delivered to the depositary before the expiration date or if the procedure for book-entry transfer cannot be completed before the expiration date; and

•	guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. The tender offer and withdrawal rights will expire at 11:59 p.m., New York City time, on June 28, 2007, unless the offer is extended.

No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of shares under the tender offer (other than fees paid to the dealer manager and the information agent as described in the offer to purchase). Brooks will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of shares held by you as a nominee or in a fiduciary capacity. Brooks will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares, except as otherwise provided in the offer to purchase and letter of transmittal.

In order to properly tender shares under the tender offer, a shareholder must do EITHER (1) OR (2) below:

(1)	Provide that the depositary receives the following before the offer expires:

•	either (a) certificates for the shares or (b) a confirmation of receipt for the shares pursuant to the procedure for book-entry transfer described in Section 3 of the offer to purchase; and

•

either (a) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees or (b) an “agent’s message” of the type described in Section 3 of the offer to purchase in the case of a book-entry transfer; and

•	any other documents required by the letter of transmittal.

(2)	Comply with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the tender offer should be addressed to the information agent, Georgeson, Inc., at its address and telephone number set forth on the back page of the Offer to Purchase.

Additional copies of the enclosed material may be obtained from Georgeson, Inc., by calling them at (888) 605-7528.

Very truly yours,

BROOKS AUTOMATION, INC.

Enclosures

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of Brooks Automation, Inc., the dealer manager, the information agent or the depositary or any affiliate of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the tender offer other than the documents enclosed herewith and the statements contained therein.

2